March 5, 2019

Randall M. Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

       Re: Glacier Bancorp, Inc.
           Registration Statement on Form S-4
           Filed February 27, 2019
           File No. 333-229913

Dear Mr. Chesler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services